Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2020

(Summary of the 2020 Interim Report)

1 Important Notice

1.1 This announcement of interim results is a summary of the 2020 Interim Report of PetroChina Company Limited (the “Company”). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should carefully read the full version of the 2020 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The board of directors of the Company (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2020 Interim Report and that there are no misrepresentation, misleading statements contained in, or material omissions from the 2020 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 Except for Mr. Jiao Fangzheng, a non-executive director and Mr. Simon Henry, an independent non-executive director, who were absent due to certain reasons, other members of the Board have attended the seventh meeting of the Board in 2020.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 Basic Information of the Company

Stock Name	PETROCHINA	PetroChina	PetroChina
Stock Code	857	PTR	601857
Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007
Telephone	86 (10) 5998 2622	86 (10) 5998 6959	(852) 2899 2010
Fax	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email Address	sunbo05@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of situations such as the operating results, financial position, cash flow and expected gains from pipeline assets restructuring of the Company, to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.08742 yuan per share (inclusive of applicable tax) for 2020 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2020. The total amount of the interim dividends payable is RMB16,000 million.

2 Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

	Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,677,347	2,732,910	(2.0)
Equity attributable to owners of the Company	1,188,747	1,230,156	(3.4)

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Revenue	929,045	1,196,259	(22.3)
Net (loss)/profit attributable to owners of the Company	(29,983)	28,423	(205.5)
Net cash flows from operating activities	79,080	134,425	(41.2)
Basic (loss)/earnings per share (RMB Yuan)	(0.164)	0.155	(205.5)
Diluted (loss)/earnings per share (RMB Yuan)	(0.164)	0.155	(205.5)
Return on net assets (%)	(2.52)	2.32	(4.84) percentage points

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

	Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,677,624	2,733,190	(2.0)
Equity attributable to equity holders of the Company	1,189,016	1,230,428	(3.4)

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	929,045	1,196,259	(22.3)
Net (loss)/profit attributable to equity holders of the Company	(29,986)	28,420	(205.5)
Net (loss)/profit after deducting non-recurring profit items attributable to equity holders of the Company	(31,790)	30,386	(204.6)
Basic (loss)/earnings per share (RMB Yuan)	(0.164)	0.155	(205.5)
Diluted (loss)/earnings per share (RMB Yuan)	(0.164)	0.155	(205.5)
Weighted average return on net assets (%)	(2.48)	2.33	(4.81) percentage points
Net cash flows from operating activities	79,080	134,425	(41.2)

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2020 was 751,689, including 745,316 holders of A shares and 6,373 holders of H shares (including 151 holders of American Depositary Shares).

	Unit: Shares
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase/ decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,898,081,998	(3)	1,809,709	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,980,834		-6,791	0	3,819,980,834
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		0	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000		0	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.15	274,697,556		65,020,517	0	0
Ansteel Group Corporation	State-owned legal person	0.12	220,000,000		0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	206,109,200		0	0	0

Notes:
(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2020, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136 (L)	Beneficial Owner	90.71	80.25
	H Shares	291,518,000 (L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc.(2)	H Shares	1,452,314,708 (L)	Interest of Corporation Controlled by the Substantial Shareholder	6.88	0.79
		6,704,000 (S)		0.03	0.004
Citigroup Inc.(3)	H Shares	1,165,526,558 (L)	Interest of Corporation Controlled by the Substantial Shareholder /	5.52	0.64
		115,848,909 (S)	Approved	0.54	0.06
		1,008,925,130 (LP)	Lending Agent	4.78	0.55

(L) Long position     (S) Short position     (LP) Lending pool

Notes:

(1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,452,314,708 H shares (long position) and 6,704,000 H Shares (short position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 156,601,428 H shares (long position) and 115,848,909 H Shares (short position) were held in its capacity as interest in corporation controlled by the substantial shareholder, and 1,008,925,130 H shares (long position) were held in its capacity as approved lending agent.

As at June 30, 2020, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐ Applicable     Ö Not applicable

2.5 Corporate Bonds Not Yet Overdue

Unit: RMB100 million

Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bonds (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bonds (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bonds (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2017 Corporate Bonds (First Tranche)	17 PetroChina 01	143255.SH	2017-08-18	2020-08-18	20	4.30

Indicators Reflecting the Solvency of the Issuer

Main Indicator	As at June 30, 2020	As at December 31, 2019
Asset-liability ratio (%)	47.69	47.15
Main Indicator	The First Half of 2020	The First Half of 2019
EBITDA Interest Protection Multiples	12.26	19.47

Note:	EBITDA Interest Protection Multiples in the first half of 2020 decreased by 37.0% year-on-year, mainly due to a decrease in profits.

Note on Overdue Debt

☐ Applicable     Ö Not applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In the first half of 2020, the Coronavirus Disease 2019 (“COVID-19”) had a tremendous impact on the global economy, and major economies of the world experienced recessions to varying degrees; China’s economy has also been hit significantly. In the first quarter, China’s gross domestic product (GDP) decreased by 6.8% year-on-year. However, with effective control over COVID-19 in China, its economy is showing a trend of stable recovery. In the second quarter, GDP grew by 11.5% quarter-on-quarter and 3.2% year-on-year. In the first half of the year, GDP fell by 1.6% year-on-year. Affected by the macro economy and COVID-19, the supply and demand in the global oil market became even more eased up, and the average international crude oil prices significantly decreased as compared with the same period of last year.

Adversely affected by the sharp drop in international oil prices and a severe contraction of domestic oil and gas demand, the Group’s production and operations have experienced unprecedented shocks and challenges. Facing the complex and severe situation, the Group engaged in a series of work in a centralized way, including promotion of COVID-19 prevention and control, resumption of work and production, production and operation, as well as reform and development. At the same time, we vigorously improved quality and profitability, strictly controlled costs and capital expenditures, and strived to reduce losses caused by COVID-19 and low oil prices, thereby maintaining overall smooth operation of the oil and gas industrial chain. Under the influence of both COVID-19 and oil prices, the Group’s operating performance and free cash flow in the first half of the year dropped significantly, and by means of effective measures to improve quality and profitability, the financial position was overall stable.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2020, the spread of COVID-19 resulted in a historical decline in demand for petroleum in the world, severe oversupply in the global petroleum market and a sharp drop in international oil prices. During the period, the negotiation on production reduction among members of “Production Reduction Alliance” broke down, followed by a price war. Later, the largest production reduction agreement in history was reached, which has an important impact on the international oil price trend. In the first half of the year, the average spot price for North Sea Brent crude oil was US$39.95 per barrel, representing a decrease of 39.4% as compared with the same period of last year, and the average spot price for West Texas Intermediate (“WTI”) crude oil was US$36.59 per barrel, representing a decrease of 36.3% as compared with the same period of last year.

According to data from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in the first half of 2020 was 96.50 million tons, representing an increase of 1.5% as compared with the same period of last year.

(2) Refined Products Market

In the first half of 2020, domestic consumption of refined products has dropped significantly, with gasoline, diesel and kerosene all showing negative growth. During this period, domestic oil refining capacity continued to grow, and the quantity of crude oil processing grew at a basically stable rate. However, the output of refined products declined, and the net export of refined products continued to grow. According to NDRC data, in the first half of 2020, the quantity of processed crude oil amounted to 312.66 million tons, representing an increase of 2.4% as compared with the same period of last year; the output of refined products amounted to 184.24 million tons, representing a decrease of 2.5% as compared with the same period of last year; the apparent consumption of refined products amounted to 153.86 million tons, representing a decrease of 6.0% as compared with the same period of last year, among which, the consumption of gasoline decreased by 3.3% and the consumption of diesel increased by 0.1%. In the first half of 2020, the PRC government made four adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products decreased, in aggregate, by RMB1,730 yuan per ton and RMB1,670 yuan per ton, respectively.

(3) Chemical Products Market

In the first half of 2020, affected by factors such as macro economy, supply and demand, and international oil prices, the overall domestic chemical products market went downwards. Except for chemical products related to COVID-19 prevention and control, demands and prices for most chemicals dropped. Since the second quarter, with acceleration in resumption of work and production in the PRC, the chemical market demand has gradually recovered.

(4) Natural Gas Market

In the first half of 2020, under the influence of COVID-19 and the macroeconomic downturn, global natural gas market demand declined with an even more eased up supply and demand, while the international natural gas prices dropped across the world and liquefied natural gas (“LNG”) spot prices in Europe, America and Northeast Asia hit record lows. The growth of demand for domestic natural gas slowed down and output of natural gas continued to increase relatively rapidly, while the growth of import of natural gas declined substantially. According to NDRC data, in the first half of 2020, the domestic apparent consumption of natural gas amounted to 155.6 billion cubic metres, representing an increase of 4.2% as compared with the same period of last year. The domestic natural gas output amounted to 95.0 billion cubic metres, representing an increase of 9.9% as compared with the same period of last year. The imports of natural gas amounted to 66.7 billion cubic metres, representing an increase of 3.3% as compared with the same period of last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration and Development Operations

In the first half of 2020, the Group continued to optimize the exploration programs, and made important discoveries and progress in risk exploration and concentrated exploration. High-yield oil and gas flow was discovered from Tarim Manshen No.1 well, representing a major breakthrough in ultra-deep oil and gas exploration in the hinterland of the basin. In addition, a batch of risk exploration wells such as Sichuan Pengtan No.1, Tarim Luntan No.1, and Junggar Shatan No.2, etc. achieved new breakthroughs and opened up a new area of oil and gas exploration. We also optimized and adjusted production capacity, and organized oil and gas development and production in a scientific way. In the first half of 2020, the crude oil output amounted to 372.7 million barrels, representing an increase of 0.8% as compared with the same period of last year. The marketable natural gas output amounted to 2,024.4 billion cubic feet, representing an increase of 10.9% as compared with the same period of last year. The oil and natural gas equivalent output amounted to 710.2 million barrels, representing an increase of 5.4% as compared with the same period of last year.

Overseas Oil and Gas Operations

In the first half of 2020, the Group’s overseas oil and gas business made steady progress, and the risk exploration of the Chad project and the rolling exploration of the Kazakhstan PK project made new breakthroughs and new progress. We optimized and adjusted oil and gas field development strategies with the focus on benefits and improved profitability of new wells and operations to enhance the level of oil and gas field development. In the first half of the year, the oil and natural gas equivalent output amounted to 123.5 million barrels, representing an increase of 17.3% as compared with the same period of last year and accounting for 14.8% of the total oil and natural gas equivalent output of the Group.

In the first half of 2020, the Group recorded the crude oil output of 475.4 million barrels, representing an increase of 5.2% as compared with the same period of last year, the marketable natural gas output of 2,149.1 billion cubic feet, representing an increase of 9.4% as compared with the same period of last year, and the oil and natural gas equivalent output of 833.7 million barrels, representing an increase of 7.0% as compared with the same period of last year.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2020	First half of 2019	Changes (%)
Crude oil output	Million barrels	475.4	451.9	5.2
Of which: Domestic	Million barrels	372.7	369.8	0.8
Overseas	Million barrels	102.7	82.1	25.1
Marketable natural gas output	Billion cubic feet	2,149.1	1,964.3	9.4
Of which: Domestic	Billion cubic feet	2,024.4	1,825.1	10.9
Overseas	Billion cubic feet	124.7	139.2	(10.4)
Oil and natural gas equivalent output	Million barrels	833.7	779.4	7.0
Of which: Domestic	Million barrels	710.2	674.1	5.4
Overseas	Million barrels	123.5	105.3	17.3

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2020, we steadily promoted structural adjustment in the Group’s refining and chemicals business through optimizing the allocation of crude oil resources in line with changes in market demand and profitability and adjusting processing loads in a timely manner, and made great efforts to achieve “reduction of refining and increase of chemicals”. We also continued to optimize product structure, adjusted diesel-gasoline ratio in a flexible way, and strived to increase production of high value-added products. In the first half of the year, 568.2 million barrels of crude oil were processed, representing a decrease of 4.9% as compared with the same period of last year; 52.085 million tons of refined products were produced, representing a decrease of 8.2% as compared with the same period of last year. The output of chemical products was 13.847 million tons, representing an increase of 9.5% over the same period of last year. The output of ethylene increased by 4.0% over the same period of last year. The output of synthetic resin and synthetic rubber increased by 3.7% and 4.7%, respectively, over the same period of last year.

In the first half of 2020, the integration project of refining and chemicals of Guangdong Petrochemical, Tarim and Changqing ethane to ethylene projects and other key projects progressed in an orderly manner.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2020	First half of 2019	Changes (%)
Processed crude oil	Million barrels	568.2	597.4	(4.9)
Gasoline, kerosene and diesel output	’000 ton	52,085	56,716	(8.2)
Of which: Gasoline	’000 ton	21,931	24,588	(10.8)
Kerosene	’000 ton	4,264	6,038	(29.4)
Diesel	’000 ton	25,890	26,090	(0.8)
Refining yield	%	93.43	93.26	0.17 percentage point
Ethylene	’000 ton	3,103	2,983	4.0
Synthetic resin	’000 ton	5,024	4,845	3.7
Synthetic fibre raw materials and polymers	’000 ton	656	674	(2.7)
Synthetic rubber	’000 ton	489	467	4.7
Urea	’000 ton	948	459	106.5

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2020, the Group actively took measures to address severe situation of shrinking consumption in the refined products market and high inventories, and made every effort to strengthen the connection between production and sales, and strived to ensure smooth operation and sales channel of refineries and overall stable operation of the crude oil industry chain. In addition, we actively seized favorable opportunities of resumption of work and production and spring ploughing, improved customer service quality, and, in light of the impact of COVID-19, actively launched “in the car” refuelling and “no contact” payment. Further, we increased product marketing effort, strived to increase retail sales and optimized wholesale sales, so as to improve sales efficiency.

International Trading Operations

In the first half of 2020, the Group enhanced its effort to expand overseas share of oil sales and optimized the pace of refined products exports to promote the coordination for integration of domestic and international markets.

The Group sold a total of 76.569 million tons of gasoline, kerosene and diesel in the first half of 2020, representing a decrease of 14.8% as compared with the same period of last year, among which the domestic sales of gasoline, kerosene and diesel were 48.572 million tons, representing a decrease of 15.6% as compared with the same period of last year.

(4) Natural Gas and Pipeline

In the first half of 2020, the Group implemented precise measures to develop the natural gas terminal market, and significantly increased terminal sales. In line with changes in market demand, we comprehensively upgraded the “labelling” management, coordinated and optimized resource allocation and sales structure. In addition, we continued to strengthen the upgrade of pipeline safety management to ensure safe and stable operation of the oil and gas pipeline network.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2020, the Group achieved a revenue of RMB929,045 million, representing a decrease of 22.3% as compared with the same period of last year. Net loss attributable to owners of the Company was RMB29,983 million, representing a decrease of 205.5% from the RMB28,423 million of net profit attributable to owners of the Company as compared with the same period of last year. There was a basic loss per share of RMB0.164 yuan, representing a decrease of RMB0.319 yuan as compared with a basic earnings per share of RMB0.155 yuan over the same period of last year.

Revenue Revenue decreased by 22.3% to RMB929,045 million for the first half of 2020 from RMB1,196,259 million for the first half of 2019. This was primarily due to the impact of the drop in the sales volume of refined products and natural gas as well as the decrease in the prices of oil and gas products. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2020 and 2019 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2020	First half of 2019	Percentage of change (%)	First half of 2020	First half of 2019	Percentage of change (%)
Crude oil*	85,950	65,395	31.4	1,998	3,170	(37.0)
Natural gas (100 million cubic metres, RMB/’000 cubic metres)	1,197.67	1,252.67	(4.4)	1,175	1,391	(15.5)
Gasoline	31,569	36,496	(13.5)	5,600	6,594	(15.1)
Diesel	38,437	43,285	(11.2)	4,350	5,216	(16.6)
Kerosene	6,563	10,131	(35.2)	3,133	4,254	(26.4)
Heavy oil	10,196	9,467	7.7	2,616	3,122	(16.2)
Polyethylene	2,636	2,485	6.1	6,349	7,836	(19.0)
Lubricant	569	571	(0.4)	7,534	8,299	(9.2)

*

The crude oil listed above represents all the external sales volume of crude oil of the Group. The sales volume of crude oil increased as compared with the same period of last year, primarily due to the increase in the international trading volume of crude oil.

Operating Expenses Operating expenses decreased by 16.9% to RMB935,088 million for the first half of 2020 from RMB1,125,596 million for the first half of 2019, of which:

Purchases, Services and Other Purchases, services and other decreased by 21.2% to RMB627,188 million for the first half of 2020 from RMB796,103 million for the first half of 2019. This was primarily due to the reduction in the Group’s purchase costs of oil and gas products.

Employee Compensation Costs Employee compensation costs (including various types of wages, various types of insurance, housing provident fund, training costs and other relevant additional costs) for the first half of 2020 were RMB60,746 million, representing a decrease of 6.6% from RMB65,028 million for the first half of 2019. This was primarily due to the reinforcement of linkage between the employee’s remuneration and operating results.

Exploration Expenses Exploration expenses decreased by 13.8% to RMB10,569 million for the first half of 2020 from RMB12,267 million for the first half of 2019. This was primarily due to the fact that the Group controlled its exploration expenses by optimising its exploration plan based on the change in oil prices.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 5.3% to RMB114,388 million for the first half of 2020 from RMB108,607 million for the first half of 2019. This was primarily due to the change in the volume of oil and gas reserves caused by the drop in oil price, which resulted in increasing the depreciation and depletion of the Group’s oil and gas assets.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 8.6% to RMB29,883 million for the first half of 2020 from RMB32,695 million for the first half of 2019. This was primarily due to the vigorous advancement of the quality and profitability improvement and the continuous effort in controlling the non-production costs by the Group.

Taxes other than Income Taxes Taxes other than income taxes decreased by 12.5% to RMB98,931 million for the first half of 2020 from RMB113,088 million for the first half of 2019, of which the consumption tax decreased by RMB7,760 million from RMB81,137 million for the first half of 2019 to RMB73,377 million for the first half of 2020; the resource tax decreased by RMB2,695 million from RMB12,088 million for the first half of 2019 to RMB9,393 million for the first half of 2020; the crude oil special gain levy decreased by RMB621 million from RMB799 million for the first half of 2019 to RMB178 million for the first half of 2020.

Other Income, Net Other income, net of the Group for the first half of 2020 was RMB6,617 million, representing an increase of RMB4,425 million from RMB2,192 million for the first half of 2019. This was primarily due to the combined effect from the increase in the gains on asset disposal and the change in asset retirement obligation, etc.

(Loss)/Profit from Operations There was a loss from operations of RMB6,043 million for the Group in the first half of 2020, representing a decrease of 108.6% from the profit from operation of RMB70,663 million for the first half of 2019.

Net Exchange Gain/(Loss) Net exchange gain of the Group for the first half of 2020 was RMB443 million while net exchange loss for the first half of 2019 was RMB290 million. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense Net interest expense increased by 1.4% to RMB13,490 million for the first half of 2020 from RMB13,304 million for the first half of 2019. This was mainly due to decrease in the balance of deposits with a higher interest rate, including those with a tenor of one year or above, as compared to the same period last year, which in turn led to a reduction of interest income.

(Loss)/Profit before Income Tax Expense Loss before income tax expense was RMB18,520 million for the Group in the first half of 2020, representing a decrease of 130.0% from the profit before income tax expense of RMB61,776 million for the first half of 2019.

Income Tax Expense Income tax expense decreased by 78.8% to RMB4,804 million for the first half of 2020 from RMB22,638 million for the first half of 2019. This was primarily due to a drastic decrease in the profit before income tax expenses of the Group.

(Loss)/Profit for the period Net loss amounted to RMB23,324 million for the Group in the first half of 2020, representing a decrease of 159.6% from net profit of RMB39,138 million for the first half of 2019.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB6,659 million for the first half of 2020, representing a decrease of 37.9% from RMB10,715 million for the first half of 2019. This was primarily due to the significant decrease in the profits of the subsidiaries of the Group over the same period last year.

(Loss)/Profit attributable to owners of the Company Loss attributable to owners of the Company amounting to RMB29,983 million for the first half of 2020, representing a decrease of 205.5% from the profit attributable to owners of the Company of RMB28,423 million for the first half of 2019.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2020 was RMB255,450 million, representing a decrease of 21.7% from RMB326,339 million for the first half of 2019. This was primarily due to the decrease in the sales volume, and also a reduction in the prices, of oil and gas products such as crude oil and natural gas. For the first half of 2020, the oil imported from countries such as Russia and Kazakhstan by the Group amounted to 17.98 million tons, representing a decrease of 9.4% from 19.85 million tons for the first half of 2019. The revenue from the sales of imported oil from Russia and Kazakhstan was RMB39,830 million for the first half of 2020, representing a decrease of 39.5% from RMB65,813 million for the first half of 2019. In the first half of 2020, the average realised crude oil price was US$39.02 per barrel, representing a decrease of 37.9% from US$62.85 per barrel for the first half of 2019, and the average realised crude oil price decreased by 35.6% as compared to the same period of last year after excluding the effects of exchange rates.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 10.1% to RMB245,099 million for the first half of 2020 from RMB272,711 million for the first half of 2019. This was primarily due to the decrease in the purchase costs, employee remuneration and exploration expenses. The procurement cost from importing oil from countries such as Russia and Kazakhstan was RMB43,906 million for the first half of 2020, representing a decrease of 32.0% from RMB64,523 million for the first half of 2019.

The Group continued to tighten cost controls. In the first half of 2020, the oil and gas lifting cost was US$9.64 per barrel, representing a decrease of 14.0% or US$1.57 per barrel from US$11.21 per barrel for the same period of last year.

Profit from Operations In the first half of 2020, by optimising the deployment of exploration activities, the Group’s domestic exploration and production business focused on sizable and profitable exploration and enhanced its integrated administration covering matters in respect of investment, reserve and costs, which resulted in achieving an increase in profitable reserve. While the Group insisted on attaching equal importance to both quantity and efficiency and placed special focus on sizeable and profitable production, it also strictly controlled its operating costs and used its best efforts to increase its production volume to achieve profitability. Through better coordinating the measures in connection with the prevention and control of COVID-19 and the production and operation, the Group’s overseas exploration and production business was able to steadily roll out the development of new projects, rationalise asset structure on a continuous basis, adopt a range of measures to improve quality and profitability, using its best effort to control or even reduce the investment expenditure, cost and expenses, which in turn strengthened the management over the security of funds and effectively prevented operation risks. However, due to the impact of sharp drop in oil and gas prices, in the first half of 2020, the Exploration and Production segment achieved an operating profit of RMB10,351 million, representing a decrease of 80.7% in operating profit as compared with RMB53,628 million for the first half of 2019.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment for the first half of 2020 was RMB369,811 million, representing a decrease of 24.0% from RMB486,366 million for the first half of 2019. This was primarily due to the reduction in the sales volumes, and also a drop in the price, of refining and chemical products, especially gasoline, diesel and kerosene.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 20.8% to RMB380,351 million for the first half of 2020 from RMB479,996 million for the first half of 2019. This was primarily due to the decrease in the procurement costs of crude oil and raw material oil, and also a reduction in taxes, labour costs together with selling and administrative expenses.

In the first half of 2020, the cash processing cost of refineries was RMB161.43 yuan per ton, representing a decrease of 1.2% as compared with RMB163.47 yuan per ton for the same period of last year. This was primarily due to the combined effects of the decrease in power cost, ancillary material costs and labour cost together with the reduction in processing volume.

(Loss)/Profit from Operations In the first half of 2020, the Refining and Chemicals segment actively responded to unfavourable conditions arising from a drop-in market demand and a decrease in the facility loads and devoted its full efforts to optimize production operations. Based on the market-oriented approach, the Group took a firm stance in implementing measures relating to the reduction of refinery operation and the increase in chemical operation, and also closely linked production with sales to create synergies. It adjusted in a timely manner its product structure and strived to increase its production of profitable products, while improving the direct selling rate of chemical products. Nevertheless, due to the impact of the decrease in the domestic market demand, the price drop, the decline in profit from inventories and other factors, the Refining and Chemicals segment recorded a loss from operations of RMB10,540 million for the first half of 2020, representing a decrease of RMB16,910 million as compared with the profit from operations of RMB6,370 million for the first half of 2019, among which, the refining operations recorded a loss from operations of RMB13,644 million, representing a decrease of RMB16,424 million as compared with the profit from operations of RMB2,780 million for the same period of last year; the chemical operations generated an operating profit of RMB3,104 million, representing a decrease of 13.5% as compared with RMB3,590 million for the same period of last year.

Note:	In 2020, in order to optimize production, operation and management, the Group shifted PetroChina Fuel Oil Company Limited and PetroChina Lubricant Company from the Marketing segment to the Refining and Chemicals segment. Accordingly, the comparative data in respect of Refining and Chemicals segment and also the Marketing segment against those of the same period of last year have been restated, which implies that the two companies mentioned above shall be deemed to have been incorporated in the Refining and Chemical segment since the earliest financial reporting period presented.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2020 was RMB749,203 million, representing a decrease of 23.8% as compared with RMB982,656 million for the first half of 2019, which was primarily due to the decrease in both the sales volume and price of refined oil in China.

Operating Expenses Operating expenses of the Marketing segment decreased by 22.4% to RMB762,095 million for the first half of 2020 from RMB982,162 million for the first half of 2019. This was primarily due to a decrease in the expenditure relating to the purchase of refined products from external suppliers.

(Loss)/Profit from Operations In the first half of 2020, the Marketing segment intensified the efforts in market analysis and research and adjusted marketing tactics in a flexible manner. By capturing the favourable timing for resumption of work and production, the Group used its best endeavour to increase the sales volume and output in key areas, to increase the retail sale of refined products, strengthened refined marketing and precision marketing and improved the price realization rate. Based on the profitability projection, the Group strengthened the interaction between the domestic and international markets, coordinated the optimisation of the refined oil export plan, which led to an improvement in the overall profitability of the value chain. However, due to the impact of the decline in demand prevailing in the domestic refined oil market, the decrease in profit from inventories and other factors, in the first half of 2020, the Marketing segment recorded a loss from operations of RMB12,892 million, representing a decrease of RMB13,386 million from the profit from operations of RMB494 million for the first half of 2019.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment decreased by 8.6% to RMB179,341 million for the first half of 2020 from RMB196,163 million for the first half of 2019, which was primarily due to the drop in the sales volume and also the decrease in sales price of natural gas domestically.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment decreased by 7.2% to RMB164,969 million for the first half of 2020 from RMB177,861 million for the first half of 2019. This was primarily due to the reduction in the expenditure for purchasing gas.

Profit from Operations In the first half of 2020, the Natural Gas and Pipeline segment continued to optimize its gas resource structure and strived to lower its procurement costs. Through proactively developing the profitable markets and further optimizing the customer structure, the Group intensively enhanced its sales capability in respect of retail sales to end users. Due to the impact brought by the decrease in both the sales volume and price of natural gas within China and other factors, in the first half of 2020, the Natural Gas and Pipeline segment achieved an operating profit of RMB14,372 million, representing a decrease of 21.5% from RMB18,302 million for the first half of 2019, of which the sales volume of imported natural gas and LNG recorded a net loss of RMB11,832 million, representing an increase in loss of RMB631 million as compared with the same period of last year.

In the first half of 2020, the Group’s international operations(note) achieved a revenue of RMB368,632 million, accounting for 39.7% of the total revenue of the Group. Profit before income tax expense of overseas operations was RMB2,380 million.

Note: The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations is included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2020	As at December 31, 2019	Percentage of Change
	RMB million	RMB million	%
Total assets	2,677,347	2,732,910	(2.0)
Current assets	472,127	466,913	1.1
Non-current assets	2,205,220	2,265,997	(2.7)
Total liabilities	1,276,952	1,288,605	(0.9)
Current liabilities	664,123	661,419	0.4
Non-current liabilities	612,829	627,186	(2.3)
Equity attributable to owners of the Company	1,188,747	1,230,156	(3.4)
Share capital	183,021	183,021	—
Reserves	304,674	304,011	0.2
Retained earnings	701,052	743,124	(5.7)
Total equity	1,400,395	1,444,305	(3.0)

Total assets amounted to RMB2,677,347 million, representing a decrease of 2.0% as compared with that as at the end of 2019, of which:

Current assets amounted to RMB472,127 million, representing an increase of 1.1% from that as at the end of 2019, primarily due to the increase in monetary assets and prepayments.

Non-current assets amounted to RMB2,205,220 million, representing a decrease of 2.7% from that as at the end of 2019, primarily due to the asset structure optimization initiatives of the Group, which resulted in the disposal of low-profitability or unprofitable assets and the reduction of property, plant and equipment and also the decrease in the right-of-use assets.

Total liabilities amounted to RMB1,276,952 million, representing a decrease of 0.9% from that as at the end of 2019, of which:

Current liabilities amounted to RMB664,123 million, representing an increase of 0.4% from that as at the end of 2019, primarily due to the increase of short-term borrowings and contract liabilities.

Non-current liabilities amounted to RMB612,829 million, representing a decrease of 2.3% from that as at the end of 2019, primarily due to the decrease in lease liabilities and asset retirement obligations.

Equity attributable to owners of the Company amounted to RMB1,188,747 million, representing a decrease of 3.4% from that as at the end of 2019, primarily due to the decrease in retained earnings.

(4) Cash Flows

As at June 30, 2020, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2020 and 2019, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2020	2019
	RMB million	RMB million
Net cash flows from operating activities	79,080	134,425
Net cash flows used for investing activities	(110,776)	(129,973)
Net cash flows from financing activities	34,629	33
Translation of foreign currency	993	201
Cash and cash equivalents at end of the period	90,335	90,640

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2020 amounted to RMB79,080 million, representing a decrease of 41.2% from the net cash flows of RMB134,425 million for the first half of 2019. This was mainly due to a significant decrease in profit over the same period last year. As at June 30, 2020, the Group had cash and cash equivalents of RMB90,335 million, of which, approximately 55.0% were denominated in Renminbi, approximately 37.6% were denominated in US Dollars, approximately 6.2% were denominated in Hong Kong Dollars and approximately 1.2% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2020 amounted to RMB110,776 million, representing a decrease of 14.8% from RMB129,973 million for the first half of 2019. This was primarily due to the decrease in the capital expenditures of the Group in the first half of 2020 as compared with the same period of last year.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities for the first half of 2020 amounted to RMB34,629 million, representing an increase of RMB34,596 million from RMB33 million as recorded in the first half of 2019, primarily due to the increase of new long-term and short-term borrowings of the Group in the first half of 2020 as compared with the same period of last year.

The net borrowings of the Group as at June 30, 2020 and December 31, 2019, respectively, were as follows:

	As at June 30, 2020	As at December 31, 2019
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	213,528	175,840
Long-term borrowings	314,963	290,882

Total borrowings	528,491	466,722

Less: Cash and cash equivalents	90,335	86,409

Net borrowings	438,156	380,313

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2020 and December 31, 2019, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2020	As at December 31, 2019
	RMB million	RMB million
Within 1 year	226,754	188,771
Between 1 and 2 years	65,320	30,090
Between 2 and 5 years	243,012	253,918
After 5 years	33,315	31,576

	568,401	504,355

Of the total borrowings of the Group as at June 30, 2020, approximately 56.6% were fixed-rate loans and approximately 43.4% were floating-rate loans; approximately 75.0% were denominated in Renminbi, approximately 22.7% were denominated in US Dollars and approximately 2.3% were denominated in other currencies.

As at June 30, 2020, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 27.4% (December 31, 2019: 24.4%).

(5) Capital Expenditures

For the first half of 2020, the Group adopted a dynamic approach in optimizing the adjustment towards its scale of investment and also its investment structure, and coordinated the promotion efforts in respect of the construction of key projects based on the change in oil price, operation results and cash flow and, as such, its capital expenditures amounted to RMB74,761 million, representing a decrease of 11.0% from RMB83,954 million for the first half of 2019, which was mainly due to an enhancement in the management and control over investments. The estimated capital expenditure for the whole year of 2020 is RMB228,500 million, representing a decrease of 23.0% from RMB296,776 million for the year of 2019. The following table sets out the capital expenditures incurred by the Group for the first half of 2020 and for the first half of 2019 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2020.

	First half of 2020		First half of 2019		Estimates for 2020
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	54,366	72.72	69,383	82.64	180,200	78.86
Refining and Chemicals	6,418	8.58	5,948	7.09	23,900	10.46
Marketing	6,491	8.68	3,266	3.89	9,400	4.11
Natural Gas and Pipeline	7,279	9.74	5,083	6.05	14,000	6.13
Head Office and Other	207	0.28	274	0.33	1,000	0.44

Total	74,761	100.00	83,954	100.00	228,500	100.00

*

If investments related to geological and geophysical exploration expenses were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2020 and the first half of 2019, and the estimates for the same for the year of 2020 would be RMB60,205 million, RMB75,383 million and RMB192,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB54,366 million for the first half of 2020. The expenditures were primarily used for the continuous exploration and development of key basins such as Songliao, Ordos, Tarim, Sichuan and Bohai Bay, for devoting greater efforts in the development of unconventional resources such as shale gas and for continuing to better the overseas operation of the existing projects in the Middle East, Central Asia, America, Asia Pacific and other cooperation areas so as to ensure development in a quality and profitable manner.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2020 would amount to RMB180,200 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB6,418 million for the first half of 2020, primarily used for the construction of integration project of refining and chemicals of Guangdong Petrochemical, Daqing petrochemical structure adjustment, projects in relation to the ethylene production out of ethane, including those in Changqing and Tarim, and other large-scale refining and chemical projects, as well as refining and chemicals transformation and upgrading projects.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2020 will amount to RMB23,900 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB6,491 million for the first half of 2020, which were used primarily for the construction and expansion of the domestic end sales networks for refined products markets, and the construction of overseas oil and gas storage, transportation and sales facilities.

The Group anticipates that capital expenditures for the Marketing segment throughout 2020 will amount to RMB9,400 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB7,279 million for the first half of 2020, which were primarily used for the construction of key natural gas transmission pipelines such as the China-Russia East-route Natural Gas Pipeline Project, Shenzhen LNG and other facilities for peak shaving and storage and transportation as well as the construction of gas branches and sales terminals.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2020 will amount to RMB14,000 million.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2020 amounted to RMB207 million, which were primarily used for improvements of scientific research facilities and construction of the IT system.

The Group anticipates that capital expenditures for the Head Office and Other segment throughout 2020 will amount to RMB1,000 million.

3.1.4 Business Prospects for the Second Half of the Year

In the second half of 2020, the situations of global prevention and control of COVID-19 are still severe, the cycles of international industrial chain and supply chain are obstructed, and the recovery of world economy is facing greater risks and challenges. The international crude oil market is expected to remain in excess of demand, and the rebound of international oil prices is still facing great uncertainty. China’s economic development is expected to remain generally stable, but with greater instability and uncertainty. The excessive domestic supply of refined oil is intensifying, the growth of demand for natural gas is falling, and the market players in the whole industrial chain of oil and gas are more diverse with the competition being more intense. Faced by such complex and severe situations, the Group will maintain the strategic strength, strengthen the bottom-line thinking, adhere to high-quality development, while sticking to law-abiding and compliant corporate governance following the governance principles of professional development, market-oriented operation, lean management and integrated planning. We will also continue to further implement the construction of the oil and gas production, supply, storage and sales system, deepen reform and innovation, pay more attention to green and low-carbon development, digital transformation, intelligent development and value creation to promote quality and profitability improvement, and spare no efforts to fulfill annual production and operation objectives and tasks.

In respect of exploration and production business, the Group will adhere to the strategy of stabilizing oil and improving gas exploration and production, promote the profitable exploration and development. We will effectively implement oil and gas exploration (in particular risk exploration), deepen comprehensive geological research and earthquake preparedness in key basins and fields, speed up the implementation of the deployed exploration of risk wells, and strive to achieve strategic discovery and breakthrough. Focusing on oil and gas exploration areas including Chang 7 shale oil, central Sichuan paleo-uplift, Ordovician and Kuqa piedmont of Tarim Basin and Mahu, we will highlight centralized large-scale and profitable exploration to consolidate the resource foundation for sustainable development of the Company. We will adhere to profitable development, stabilize the production of old oil and gas fields and speed up profitable production in new oil and gas fields. By deepening fine water injection and strengthening the management of long-time shut-down wells and profitability improvement of low-yield wells, while reinforcing the major development experiments on enhancing recovery rate at Sulige and Keshen, we effectively focus on the scale and concentrated production building of key projects.

In respect of refining and chemicals business, the Group will adhere to structure adjustment and continue to deepen business transformation and upgrading. We will strengthen our control and management over production, allocate more resources to enterprises of sound operating results, and properly manage unplanned equipment shutdown and abnormal fluctuations so as to ensure safe, stable and long-term optimized operation and strive to increase income and enhance profitability. We will uphold the idea of molecular oil refining, optimize cost-effective oil types, select appropriate process route and realize efficient utilization of resources. We will adhere to the strategy of reducing oil and increasing chemicals production, strictly control the output of gasoline and diesel, flexibly adjust the proportion of diesel to gasoline according to the market demand and increase the products of profitability and distinctive features including high-grade gasoline, lubricating base oil and low-sulfur marine fuel oil. We will also increase the load of chemical equipment of ethylene and aromatics, develop and produce profitable and marketable new chemical products and special materials and ensure the stable supply of medical materials. We will strengthen chemical sales channels and customer management and improve the percentage of direct sales and price realization rate. We will strengthen the overall planning for the supply, production, research and marketing of oil-refining by-products and lubricating oil, promote their integrated and coordinated development together with the distribution system of chemical products to respond to market competition as on combined business. We will promote the construction of key projects including Guangdong Petrochemical.

In respect of sales of refined products, the Group will focus on both quantity and efficiency, strive to improve the quality of refined oil in the market. We will actively respond to market changes and oil price fluctuations, strengthen regional coordination, achieve mutual facilitation between oil and non-oil products, refine marketing practices, emphasize the solution of securing room for maneuver, market expansion, increase the sales volume of retail and increase profitability to ensure integration of sales volume, market shares and profitability. It is imperative to give full play to our overall advantages, vigorously promote the development of high-quality network, solidify the markets within business zones, expand the markets outside the business zones, expand the terminal markets adopting such methods as joint venture lease, cooperative operation and combination of production and finance to and make our best endeavor to increase the sales volume of retail. We will optimize and adjust marketing tactics, establish benefit evaluation models by variety, region, time period and customer type to promote differentiated and precise marketing, and improve the price realization rate and profitability level. We will further promote the governance of stations of low sales volume and profitability and cultivation of stations of high sales volume and profitability and enhance the capability of single station to generate profits and customer service level. We will deeply tap the potential of non-oil business and solidify the situation of achieving operating profits from different channels.

In respect of natural gas and pipeline operations, the Group will adhere to the overall optimization and make every effort to increase the sales and profitability of natural gas. We will optimize the allocation of resources, make overall plans for proprietary production and import, long-term trade and spot resources, maintain the balance among production imports and sales, to ensure the smoothness of sales channel and safe operation of industrial chains. We will comprehensively enhance marketing capabilities, adhere to the principle of market orientation and the supremacy of customers, deepen “labelling” sales, plan wholesale and retail as a whole, go all out to explore the market, accurately implement policies for different regions and users, solidify market shares to achieve the increase of both quantity and profitability. We will optimize sales structure, promote the development of diversified terminal markets, steadily participate in natural gas power generation and distributed energy projects, increase the sales of LNG and increase the proportion of direct supply and terminal retail to improve sales and profit.

In respect of international operations, the Group will stick to high quality and profitability operation and strive to improve its international operation capacity and level. We adhere to profitable exploration and focus on guaranteeing the risk exploration in the strategic alternative areas and zones where the Group plays a leading role, optimizing rolling exploration in mature areas, solidly implementing reserves evaluation and solidifying resources foundation. We will emphasize fine development, dynamically adjust project production according to oil price, project phase and contract mode, continuously make fine water injection and take measures for increasing production, improve capacity construction as planned and close blocks with no marginal contribution. We will strengthen the development of new projects and strive to find quality resources. We will strengthen risk control and effectively prevent policy risks of the exchange rate and tax rate in the country with resources. In respect of international trade, we will conscientiously cut costs and enhance profitability through reducing resource procurement costs, optimizing refined oil exports to comprehensively improve services. We will also adopt innovative trade methods, strictly control transaction risks and strive to improve bargaining power and cross-market transaction level.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2020	Cost of principal operations for the first half of 2020	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	247,833	208,119	11.3	(21.9)	(9.6)	(11.1)
Refining and Chemicals	366,807	277,062	1.8	(24.0)	(23.7)	(3.8)
Marketing	737,540	722,120	2.0	(24.1)	(23.6)	(0.6)
Natural Gas and Pipeline	176,881	161,338	8.6	(8.7)	(8.0)	(0.7)
Head Office and Other	83	67	—	23.9	42.6	—
Inter-segment Elimination	(623,971)	(623,573)	—	—	—	—

Total	905,173	745,133	7.1	(22.7)	(19.1)	(4.9)

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2020	First half of 2019	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	560,413	711,359	(21.2)
Other	368,632	484,900	(24.0)

Total	929,045	1,196,259	(22.3)

3.2.3 Final Dividend for the Year Ended December 31, 2019

The final dividend in respect of 2019 of RMB0.06601 yuan per share (inclusive of applicable tax), amounting to a total of RMB12,081 million, was approved by the shareholders at the 2019 annual general meeting of the Company on June 11, 2020 and was paid on June 30, 2020 (for A shares) and July 31, 2020 (for H shares), respectively.

3.2.4 Interim Dividend for 2020 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2020 at the 2019 annual general meeting of the Company on June 11, 2020. Affected by the outbreak of COIVD-19 and low oil price, the Company suffered substantial loss in the first half of 2020. Despite of difficulties, the Company still attaches great importance to shareholders’ returns. In overall consideration of the situations such as the operating results, financial position, cash flow and expected gains from pipeline assets restructuring of the Company, to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.08742 yuan per share (inclusive of applicable tax) for 2020 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2020. The total amount of the interim dividends payable is RMB16,000 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 21, 2020. The register of members of H shares will be closed from September 16, 2020 to September 21, 2020 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 15, 2020. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 21, 2020 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通 H 股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2020 interim dividend by the Board is RMB0.89269 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.09793 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 30, 2020 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 21, 2020.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No.045 promulgated by the State Taxation Administration of the PRC (Guo Shui Han [2011] No.348) （《關於國稅發〔1993〕045  號文件廢止後有關個人所得稅征管問題的通知》（國稅函〔2011〕348  號））, the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告 2019 年第35 號)) issued by the State Administration of Taxation. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 21, 2020 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 15, 2020 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 21, 2020.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》(財稅[2014]81號)), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》(財稅[2016]127 號)), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Impact of the Outbreak of COVID-19

January 2020 witnessed an outbreak of the COVID-19, which severely disrupted the global economy and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a drastic downfall in the demand for refined oil and natural gas in the market, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, implementing special action on improving quality and enhancing profitability, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting sales and improving profitability, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

Such matter does not affect the continuity of the business or the stability of management of the Group but had adverse effect on the sustainable and healthy development and operating results of the Group.

4.2 Significant Drop of International Crude Oil Prices

In the first half of 2020, affected by multiple factors, the prices of international crude oil experienced a sharp drop that was rare in history. The average prices of North Sea Brent crude oil and WTI crude oil were US$39.95 per barrel and US$36.59 per barrel, respectively, representing a decrease of 39.4% and 36.3% year-on-year. The Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

Such matter does not affect the continuity of the business or the stability of management of the Group but had adverse effect on the operating results of the Group in the first half of the year.

4.3 Phased Adjustment of Price Policies of Natural Gas

On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《關於階段性降低非居民用氣成本支持企業復工複產的通知》 (發改價格〔2020〕 257 號)) (the “Notice”), pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely.

Such matter does not affect the continuity of the business or the stability of management of the Group but had certain impact on the operating results of the Group in the first half of the year.

4.4 Continuous Implementation of Preferential Corporate Income Tax Policies for the Western Development Program

On April 23, 2020, the Ministry of Finance, the State Taxation Administration and the NDRC jointly issued the Announcement on Continuing Corporate Income Tax Policies for Enterprises of the Western Development Program (Announcement of the Ministry of Finance, State Taxation Administration and NDRC [2020] No.23) (《關於延續西部大開發企業所得稅政策的公告》(財政部 稅務總局 國家發展改革委公告2020年第23號)), clarifying that from January 1, 2021 to December 31, 2030, the corporate income tax on enterprises established in encouraged industries in the western region will be levied at a reduced rate of 15%. The previous corporate income tax preferential policies for enterprises of the western development program will be extended to the end of 2030.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.5 Issuance by the State of the Policy Relating to Special Funds for Clean Energy Development

On June 12, 2020, the Ministry of Finance issued the Interim Measures for the Management of Special Funds for Clean Energy Development (Caijian [2020] No. 190) (《清潔能源發展專項資金管理暫行辦法》(財建〔2020〕190號)), which stipulates that using special funds to reward and subsidize for the mining of unconventional natural gas such as coalbed methane (coal gas), shale gas, and tight gas in accordance with the distribution principle of “more production and more subsidy”. Subsidy will be awarded multi-step according to the excess degree for the exploitation and utilization of the previous year. If the amount of exploitation and utilization has not reached the amount of the previous year, the rewards and compensation fund will be deducted according to the degree of non-compliance; the excessive part of the unconventional natural gas produced during the heating season will be rewarded and subsidized in accordance with the principle of “more production in winter and more subsidy in winter” .

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the on the sustainable and healthy development and operating results of the Group.

4.6 Issuance by the State of the Export Tax Rebate Policy for Fuel Oil

On January 22, 2020, the Ministry of Finance, the State Taxation Administration , and the General Administration of Customs issued the Notice on the Policy on Implementing Export Tax Rebates for Bunkering Fuel Oil on International Shipping Vessels (No.4 Announcement of the Ministry of Finance, the State Taxation Administration, the General Administration of Customs in 2020) (《關於對國際航行船舶加注燃料油實行出口退稅政策的公告》(財政部 稅務總局 海關總署公告2020年第4號)), clarifying that refuelling international shipping vessels at coastal ports of China will be entitled to export tax rebate/exemption, with the VAT export rebate rate being 13%. According to the Provisional Regulations on Consumption Tax, taxable export consumption goods are exempt from consumption tax. The announcement was implemented as from February 1, 2020.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development and operating results of the Group.

4.7 Regulating the Collection and Management of Taxes on Refined Oil

On June 12, 2020, NDRC and the National Energy Administration issued the Guiding Opinions on Effectively Guaranteeing Energy Security in 2020 (Fa Gai Yun Xing [2020] No.900) (《關於做好2020年能源安全保障工作的指導意見》(發改運行〔2020〕900號)), proposing to intensify the crackdown on smuggling, tax evasion and other illegal activities concerning refined oil products to maintain market order. For local oil refineries that are qualified for importing and using crude oil but have committed serious tax evasion or other violations, their qualification will be cancelled once their evasion or violation is verified by the law enforcement departments, so as to create a market environment of fair competition.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.8 Events after the Balance Sheet Date

On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with China Oil&Gas Pipeline Network Corporation (“PipeChina”). The Company proposes to sell its major oil & gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) to PipeChina for 29.9% of its equity interests (equivalent to RMB149.5 billion) and corresponding cash consideration. Taking December 31, 2019 as the base date, the book value of the net assets disposed in this transaction attributable to owners of the Company is RMB222,880 million, and the appraised value is RMB268,705 million. The final transaction consideration is based on the appraised value, taking into account factors such as the profit and loss during the transition period, subsequent adjustment events and the timing of the delivery of initial oil and gas assets, which will be determined after audit. The transaction has been reviewed and approved by the 6th meeting of the Board of Directors of the Company of 2020 and the 4th meeting of the Supervisory Committee of the Company of 2020. Uncertainty remains since it is subject to the approval of relevant governmental authorities and the general meeting of the Company. Please refer to the announcements published by the Company on the website of Shanghai Stock Exchange numbered as Lin 2020-032 and Lin 2020-033 on July 23, 2020 and August 12, 2020, and the announcement published by the Company on the website of Hong Kong Stock Exchange for details.

Such matter does not affect the continuity of the business or the stability of management of the Group, it may have an impact on the operating results of the Group’s natural gas and pipeline business in the short term, and be conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

☐Applicable    ✓Not applicable

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

☐Applicable    ✓ Not applicable

5.3 The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes		Six months ended June 30
			2020	2019
			RMB million	RMB million
REVENUE	(i	)	929,045	1,196,259

OPERATING EXPENSES
Purchases, services and other			(627,188)	(796,103)
Employee compensation costs			(60,746)	(65,028)
Exploration expenses, including exploratory dry holes			(10,569)	(12,267)
Depreciation, depletion and amortisation			(114,388)	(108,607)
Selling, general and administrative expenses			(29,883)	(32,695)
Taxes other than income taxes			(98,931)	(113,088)
Other income, net			6,617	2,192

TOTAL OPERATING EXPENSES			(935,088)	(1,125,596)

(LOSS)/PROFIT FROM OPERATIONS			(6,043)	70,663

FINANCE COSTS
Exchange gain			6,409	4,907
Exchange loss			(5,966)	(5,197)
Interest income			1,396	1,893
Interest expense			(14,886)	(15,197)

TOTAL NET FINANCE COSTS			(13,047)	(13,594)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			570	4,707

(LOSS)/PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	(18,520)	61,776
INCOME TAX EXPENSE	(iii	)	(4,804)	(22,638)

(LOSS)/PROFIT FOR THE PERIOD			(23,324)	39,138

OTHER COMPREHENSIVE INCOME
(i) Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income			(64)	195
(ii) Items that are or may be reclassified subsequently to profit or loss
Currency translation differences			(444)	2,475
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method			75	337

OTHER COMPREHENSIVE INCOME, NET OF TAX			(433)	3,007

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			(23,757)	42,145

(LOSS)/PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			(29,983)	28,423
Non-controlling interests			6,659	10,715

			(23,324)	39,138

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			(31,297)	29,175
Non-controlling interests			7,540	12,970

			(23,757)	42,145

BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	(0.164)	0.155

(2) Condensed Consolidated Statement of Financial Position

	Notes		June 30, 2020	December 31, 2019
			RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,745,642	1,783,224
Investments in associates and joint ventures			104,010	102,073
Equity investment measured at fair value through other comprehensive income			818	922
Right-of-use assets			217,306	254,736
Intangible and other non-current assets			104,520	100,663
Deferred tax assets			29,391	24,259
Time deposits with maturities over one year			3,533	120

TOTAL NON-CURRENT ASSETS			2,205,220	2,265,997

CURRENT ASSETS
Inventories			175,298	181,921
Accounts receivable	(vi	)	63,550	64,184
Prepayments and other current assets			115,062	103,127
Notes receivable			4,468	7,016
Time deposits with maturities over three months but within one year			23,414	24,256
Cash and cash equivalents			90,335	86,409

TOTAL CURRENT ASSETS			472,127	466,913

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	307,786	328,314
Contract liabilities			92,376	82,490
Income taxes payable			3,393	7,564
Other taxes payable			40,877	59,818
Short-term borrowings			213,528	175,840
Lease liabilities			6,163	7,393

TOTAL CURRENT LIABILITIES			664,123	661,419

NET CURRENT LIABILITIES			(191,996)	(194,506)

TOTAL ASSETS LESS CURRENT LIABILITIES			2,013,224	2,071,491

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			701,052	743,124
Reserves			304,674	304,011

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,188,747	1,230,156
NON-CONTROLLING INTERESTS			211,648	214,149

TOTAL EQUITY			1,400,395	1,444,305

NON-CURRENT LIABILITIES
Long-term borrowings			314,963	290,882
Asset retirement obligations			134,557	137,935
Lease liabilities			129,417	164,143
Deferred tax liabilities			22,051	21,411
Other long-term obligations			11,841	12,815

TOTAL NON-CURRENT LIABILITIES			612,829	627,186

TOTAL EQUITY AND NON-CURRENT LIABILITIES			2,013,224	2,071,491

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue mainly represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas.

(ii) (Loss) / Profit Before Income Tax Expense

	Six months ended June 30
	2020	2019
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investment measured at fair value through other comprehensive income	18	9
Reversal of provision for impairment of receivables and credit impairment loss	16	292
Reversal of write down in inventories	39	62
Gain on disposal of investment in subsidiaries	393	125
Charged
Amortisation of intangible and other assets	2,342	2,212
Depreciation and impairment loss:
Owned Property, plant and equipment	104,962	99,245
Right-of-use assets	7,084	7,111
Cost of inventories recognised as expense	759,624	932,676
Provision for impairment of receivables and credit impairment loss	367	67
Interest expense (i)	14,886	15,197
Loss on disposal of property, plant and equipment	2,283	1,692
Variable lease payments low-value and short-term lease payment not included in the measurement of lease liabilities	1,508	1,522
Research and development expenses	6,775	7,687
Write down in inventories	8,187	846
(i): Interest expense
Interest expense	15,346	15,812
Include: Interest on lease liabilities	3,440	3,504
Less: Amount capitalised	(460)	(615)

	14,886	15,197

(iii) Income Tax Expense

	Six months ended June 30
	2020	2019
	RMB million	RMB million
Current taxes	8,838	25,789
Deferred taxes	(4,034)	(3,151)

	4,804	22,638

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry of Finance, the General Administration of Customs of the PRC and the State Taxation Administration on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax on enterprises established in encouraged industries in the western region will be levied at a reduced rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the western region obtained the approval for the use of the reduced corporate income tax rate of 15%. On April 23, 2020, the Ministry of Finance, the State Taxation Administration and the NDRC jointly issued the Announcement on Continuing Corporate Income Tax Policies for Enterprises of the Western Development Program (Announcement of the Ministry of Finance, State Taxation Administration and NDRC [2020] No.23). From January 1, 2021 to December 31, 2030, the corporate income tax on enterprises established in encouraged industries in the western region will be continuingly levied at a reduced rate of 15%.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2020 and June 30, 2019 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2020	2019
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2020 (a)	16,000	—
Interim dividends attributable to owners of the Company for 2019 (c)	—	14,212

(a)

As authorised by shareholders in the Annual General Meeting on June 11, 2020, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2020 of RMB0.08742 yuan per share amounting to a total of RMB16,000 million on August 27, 2020. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.

(b)

Final dividends attributable to owners of the Company in respect of 2019 of RMB0.06601 yuan per share amounting to a total of RMB12,081 million were approved by the shareholders in the Annual General Meeting on June 11, 2020 and were paid on June 30, 2020 (A shares) and July 31, 2020 (H shares).

(c)

Interim dividends attributable to owners of the Company in respect of 2019 of RMB0.07765 yuan per share amounting to a total of RMB14,212 million and were paid on September 24, 2019 (A shares) and November 1, 2019 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2018 of RMB 0.09 yuan per share amounting to a total of RMB 16,472 million were approved by the shareholders in the Annual General Meeting on June 13, 2019 and were paid on June 28, 2019 (A shares) and August 2, 2019 (H shares).

(vi) Accounts Receivable

	June 30, 2020	December 31, 2019
	RMB million	RMB million
Accounts receivable	66,339	66,615
Less: Provision for impairment of accounts receivable	(2,789)	(2,431)

	63,550	64,184

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
	RMB million	RMB million
Within 1 year	62,877	63,392
Between 1 and 2 years	393	419
Between 2 and 3 years	97	267
Over 3 years	183	106

	63,550	64,184

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2020	December 31, 2019
	RMB million	RMB million
Trade payables	103,220	148,335
Salaries and welfare payable	11,483	10,169
Accrued expenses	21,679	10
Dividends payable	14,112	389
Interest payable	3,470	4,719
Construction fee and equipment cost payables	87,713	111,767
Other(i)	66,109	52,925

	307,786	328,314

(i) Other consists primarily of notes payable, insurance payable, etc.

The aging analysis of trade payables as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
	RMB million	RMB million
Within 1 year	91,715	136,670
Between 1 and 2 years	3,353	5,472
Between 2 and 3 years	3,477	3,180
Over 3 years	4,675	3,013

	103,220	148,335

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2020 and 2019 are as follows:

Six months ended June 30, 2020	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	255,450	369,811	749,203	179,341	469	1,554,274
Less: intersegment sales	(212,621)	(258,798)	(136,436)	(17,285)	(89)	(625,229)

Revenue from external customers	42,829	111,013	612,767	162,056	380	929,045

Depreciation, depletion and amortisation	(81,813)	(11,813)	(8,664)	(11,263)	(835)	(114,388)
Profit/(loss) from operations	10,351	(10,540)	(12,892)	14,372	(7,334)	(6,043)

Six months ended June 30, 2019	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	326,339	486,366	982,656	196,163	598	1,992,122
Less: intersegment sales	(266,789)	(341,377)	(166,913)	(20,703)	(81)	(795,863)

Revenue from external customers	59,550	144,989	815,743	175,460	517	1,196,259

Depreciation, depletion and amortisation	(77,094)	(11,731)	(8,032)	(10,910)	(840)	(108,607)
Profit/(loss) from operations	53,628	6,370	494	18,302	(8,131)	70,663

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	Unit: RMB million

	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	113,749	110,665	21,136	6,636
Accounts receivable	63,550	64,184	8,365	10,072
Receivables financing	4,468	7,016	1,928	2,538
Advances to suppliers	25,631	17,038	13,888	6,980
Other receivables	21,929	21,199	8,915	8,997
Inventories	175,298	181,921	106,498	117,757
Other current assets	67,502	64,890	48,929	47,565

Total current assets	472,127	466,913	209,659	200,545

Non-current assets
Investments in other equity instruments	827	930	374	437
Long-term equity investments	104,103	102,165	406,359	402,584
Fixed assets	679,145	703,414	331,978	347,649
Oil and gas properties	800,269	831,814	580,419	599,230
Construction in progress	266,228	247,996	165,044	158,823
Right-of-use assets	152,099	189,632	71,348	107,852
Intangible assets	84,313	84,832	64,101	64,530
Goodwill	43,139	42,808	—	—
Long-term prepaid expenses	10,177	10,258	9,029	8,198
Deferred tax assets	29,391	24,259	20,378	14,725
Other non-current assets	35,806	28,169	13,782	10,571

Total non-current assets	2,205,497	2,266,277	1,662,812	1,714,599

TOTAL ASSETS	2,677,624	2,733,190	1,872,471	1,915,144

	Unit: RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	79,280	70,497	51,878	66,027
Notes payable	13,039	13,153	10,899	12,046
Accounts payable	190,933	260,102	80,158	102,780
Contract liabilities	92,376	82,490	55,553	54,014
Employee compensation payable	11,483	10,169	8,976	7,931
Taxes payable	44,270	67,382	27,279	42,779
Other payables	81,901	34,699	90,398	60,291
Current portion of non-current liabilities	114,562	92,879	96,580	36,799
Other current liabilities	36,279	30,048	30,373	25,882

Total current liabilities	664,123	661,419	452,094	408,549

Non-current liabilities
Long-term borrowings	223,452	174,411	112,792	110,717
Debentures payable	91,511	116,471	87,000	113,000
Lease liabilities	129,417	164,143	52,008	85,449
Provisions	134,557	137,935	98,924	95,643
Deferred tax liabilities	22,058	21,418	—	—
Other non-current liabilities	11,841	12,815	5,787	6,511

Total non-current liabilities	612,836	627,193	356,511	411,320

Total liabilities	1,276,959	1,288,612	808,605	819,869

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	127,365	127,314	127,845	127,845
Special reserve	14,369	12,443	7,907	6,513
Other comprehensive income	(29,070)	(27,756)	1,006	979
Surplus reserves	197,282	197,282	186,190	186,190
Undistributed profits	696,049	738,124	557,897	590,727

Equity attributable to equity holders of the Company	1,189,016	1,230,428	1,063,866	1,095,275

Non-controlling interests	211,649	214,150	—	—

Total shareholders’ equity	1,400,665	1,444,578	1,063,866	1,095,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,677,624	2,733,190	1,872,471	1,915,144

(2) Consolidated and Company Income Statements

	Unit: RMB million

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Items	The Group	The Group	The Company	The Company
Operating income	929,045	1,196,259	514,116	669,127
Less: Cost of sales	(770,193)	(944,943)	(427,129)	(514,313)
Taxes and surcharges	(98,423)	(112,419)	(76,838)	(86,261)
Selling expenses	(32,272)	(32,901)	(22,213)	(22,535)
General and administrative expenses	(25,135)	(28,605)	(16,059)	(18,984)
Research and development expenses	(6,775)	(7,687)	(5,636)	(6,902)
Finance expenses	(13,505)	(14,028)	(11,103)	(10,120)
Including: Interest expenses	14,886	15,197	11,216	10,336
Interest income	1,396	1,893	351	465
Add: Other income	4,083	4,655	3,201	3,902
Investment income	1,063	5,233	17,726	18,501
Including: Income from investment in associates and joint ventures	570	4,707	1,392	2,210
Credit (losses)/reversal	(351)	225	(139)	265
Asset impairment (losses)/reversal	(8,151)	(784)	(1,967)	18
Gains on asset disposal	861	87	856	75

Operating (loss)/profit	(19,753)	65,092	(25,185)	32,773

Add: Non-operating income	1,460	1,524	1,122	1,265
Less: Non-operating expenses	(230)	(4,843)	(2,796)	(4,372)

(Loss)/Profit before taxation	(18,523)	61,773	(26,859)	29,666

Less: Taxation	(4,804)	(22,638)	6,111	(6,917)

Net (loss)/profit	(23,327)	39,135	(20,748)	22,749

Classified by continuity of operations:
Net (loss)/profit from continuous operation	(23,327)	39,135	(20,748)	22,749
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Net (loss)/profit attributable to Shareholders of the Company	(29,986)	28,420	(20,748)	22,749
Non-controlling interests	6,659	10,715	—	—
Other comprehensive income	(433)	3,007	27	321
Other comprehensive income attributable to equity holders of the Company, net of tax	(1,314)	752	27	321
(1) Item that will not be reclassified to profit or loss
Changes in fair value of investments in other equity instruments	(66)	138	(48)	55
(2) Items that may be reclassified to profit or loss
Share of other comprehensive income of equity-accounted investee	75	337	75	266
Translation differences arising from translation of foreign currency financial statements	(1,323)	277	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	881	2,255	—	—

Total comprehensive income	(23,760)	42,142	(20,721)	23,070

Attributable to:
Equity holders of the Company	(31,300)	29,172	(20,721)	23,070
Non-controlling interests	7,540	12,970	—	—
Earnings per share
Basic (loss)/earnings per share (RMB yuan)	(0.164)	0.155	(0.113)	0.124
Diluted (loss)/earnings per share (RMB yuan)	(0.164)	0.155	(0.113)	0.124

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2020.

7 Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2019 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9 Compliance with the Corporate Governance Code

For the six months ended June 30, 2020, save for the following changes during the reporting period, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

On December 9, 2019, Mr. Hou Qijun resigned as Director and President of the Company due to work change. On January 19, 2020, Mr. Wang Yilin resigned as Chairman, Director and chairman of the Nomination Committee of the Company due to his age. On March 9, 2020, Mr. Duan Liangwei was appointed as the President of the Company. On March 25, 2020, Mr. Dai Houliang was elected as the Chairman, and also the chairman of the Nomination Committee of the Company, and Mr. Li Fanrong was elected as the Vice Chairman of the Company. Currently, the Company has complied with all the code provisions of the Corporate Governance Code.

10 Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Jiang, Simon X. and Mr. Liu Yuezhen. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2020.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

August 27, 2020

As at the date of this announcement, the Board of Directors comprises Mr. Dai Houliang as the Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.